

European Bank
for Reconstruction and Development

(ref· MTN 18/034)

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

5 March 2018

Ladies and Gentlemen,

**RE: European Bank for Reconstruction and Development
Report Pursuant to Rule 3 of Regulation EBRD**

Enclosed herewith are two copies of a report of the European Bank for Reconstruction and Development dated 5 March 2018, filed pursuant to Rule 3 of Regulation EBRD with respect to the issue by the Bank of the securities mentioned in such report.

Yours sincerely,

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....
Duly Authorised Officer